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037946-0008

VIA EDGAR

Donald C. Hunt, Esq.

Attorney-Advisor

Office of Electronics and Machinery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:                             New Athletics, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 28, 2005
File No. 333-126098

Dear Mr. Hunt:

On behalf of New Athletics, Inc. (“New Athletics” or “Newco”) and in response to the letter from Russell Mancuso, Branch Chief, dated September 16, 2005 (the “Comment Letter”) and addressed to Mr. Jerauld J. Cutini, Chief Executive Officer of Newco, we are writing to respond to the Staff’s comment 35 contained in the Comment Letter, which reads as follows:

35.                               We request that Latham & Watkins LLP confirm to us in writing that it concurs with our understanding that the reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this confirmation as correspondence via the EDGAR system.

Response: Latham & Watkins LLP hereby confirms that it concurs with the Staff’s understanding that the reference and limitation to “the General Corporation Law of the State of Delaware” contained in its opinion filed as Exhibit 5.1 to Amendment No. 1 to Newco’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 26, 2005 includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

********************

We hope the foregoing answer is responsive to your comment.  Please do not hesitate to contact me by telephone at (415) 395-8277 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Andrew S. Williamson

Andrew S. Williamson
of LATHAM & WATKINS LLP